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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         Cooper & Chyan Technology, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  216624 10 6
                            ------------------------
                                 (CUSIP Number)

                                Paul Lippe, Esq.
                                 Synopsys, Inc.
           700 East Middlefield Road, Mountain View, California 94043
                                 (415) 962-5000
- --------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 6, 1996
                            ------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ------------------------------                           -----------------------
CUSIP NO.    216624 10 6                                   PAGE  2  OF  6  PAGES
         -------------------                                    ---    ---
- ------------------------------                           -----------------------

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Synopsys, Inc.
- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
         (See Instructions)                                              (b) / /

- --------------------------------------------------------------------------------
   3     SEC USE ONLY

- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         WC
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  / /

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
- --------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

     NUMBER OF                 1,206,542
      SHARES         -----------------------------------------------------------
   BENEFICIALLY         8      SHARED VOTING POWER
     OWNED BY
       EACH          -----------------------------------------------------------
     REPORTING          9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                    1,206,542
                     -----------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,206,542
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /
- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER.

         This statement on Schedule 13D relates to Common Stock, par value $0.01 per share ("Common Shares"), of Cooper & Chyan Technology, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1601 Saratoga-Sunnyvale Road, Cupertino, California 95014.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement on Schedule 13D is filed on behalf of Synopsys, Inc., a Delaware corporation ("Synopsys"). The address of the principal business and principal office of Synopsys is 700 East Middlefield Road, Mountain View, California 94043-4033. Synopsys is principally engaged in the development, marketing and support of high-level design automation models and software for designers of integrated circuits and electronic systems.

         The name, business address, present principal occupation (and the name and address of any corporation or other organization in which such employment is conducted) and citizenship of each member of the Board of Directors and executive officer of Synopsys is as follows:

Name                       Present Principal Occupation or Employment
                           and Business Address
Harvey C. Jones, Jr.*      Chairman of the Board of Synopsys.
Aart J. de Geus**          President and Chief Executive Officer.
William W. Lattin**        Executive Vice President.
Deborah Coleman*           Chairman and Chief Executive Officer of Merix
                           Corporation, a manufacturer of printed circuit
                           boards. Ms. Coleman's business address is
                           1521 Poplar Lane, Forest Grove, Oregon 97116.
A. Richard Newton*         Professor of Electrical Engineering and Computer
                           Science at the University of California at Berkeley.
                           Dr. Newton's business address is Electronics
                           Research Laboratory, Room 512 Cory Hall #1774,
                           Berkeley, California 94720-1774.
Steven C. Walske*          President and Chief Executive Officer and a director
                           of Parametric Technology Corporation, a supplier of
                           software products for mechanical computer-aided
                           engineering. Mr. Walske's business address is
                           128 Technology Drive, Waltham, Massachusetts 02154.
Prakash Bhalerao***        Senior Vice President, Design Reuse Group.
David C. Bullis***         Senior Vice President, Verification Systems Group.
Chi-Foon Chan***           Senior Vice President, Design Tools Group.
Sally A. DeStefano***      Senior Vice President, Human Resources and
                           Facilities.
Alain J. P. Labat***       Senior Vice President, Worldwide Field Operations.
A. Brooke Seawell***       Senior Vice President, Finance and Operations; Chief
                           Financial Officer.
Larry Woodson***           Senior Vice President, Corporate Marketing.
Paul Lippe***              Vice President, Business Development and Legal.
Gregory Walker***          Vice President, Finance.

*      Director of Synopsys.
**     Director and executive officer of Synopsys.
***    Executive officer of Synopsys.

Except as otherwise indicated above, each of the persons named above has his or her business address at 700 East Middlefield Road, Mountain View, California 94043-4033. Each of the persons named above is a citizen of the United States of America, except for Dr. de Geus, who is a citizen of the Netherlands, and Mr. Labat, who is a citizen of the Republic of France.

         Clauses (d) and (e) of Item 2 of Schedule 13D are not applicable to Synopsys and, to Synopsys' knowledge, are not applicable to any of the directors or executive officers of Synopsys named above.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 6, 1996, Synopsys purchased a total of 1,206,542 Common Shares, of which 160,292 such Common Shares were newly issued by the Company to Synopsys and the remaining 1,046,250 such Common Shares were purchased from the following individuals: John F. Cooper (648,250 shares); David Chyan (296,000 shares); John
R. Harding (57,000 shares); William Portelli (22,500 shares); and Robert D. Selvi (22,500 shares). Synopsys used working capital to purchase the Common Shares and paid $14.50 per Common Share for an aggregate purchase price of $17,494,859.

ITEM 4.    PURPOSE OF TRANSACTION.

         Synopsys purchased the Common Shares for the purpose of investment and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose or effect.

         As described in Item 6, Synopsys entered into a Stock Purchase Agreement (as defined in Item 6) relating to the purchase of the Common Shares owned by it and an Investor Rights Agreement (as defined in Item 6) providing Synopsys certain rights and obligations with respect to such Common Shares. The Investor Rights Agreement provides that Synopsys will have certain rights that may result in one or more of the events set forth in clauses (a) through (i) of
Item 4. These include, among other things, certain rights (i) to participate in certain future securities offerings by the Issuer, (ii) to maintain its percentage ownership of the Issuer's Common Shares, and (iii) in the event of a change of control of the Issuer. See Item 6. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. A copy of the Investor Rights Agreement is attached hereto as
Exhibit 2 and is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Synopsys beneficially owns 1,206,542 Common Shares, constituting approximately 9.9% of the outstanding Common Shares. Synopsys has sole voting and dispositive power with respect to the 1,206,542 Common Shares owned by it. To Synopsys' knowledge, none of the persons named in Item 2 above owns any Common Shares.

         (c) Except as described in this statement, neither Synopsys nor, to Synopsys' knowledge, any of the persons named in Item 2 above has effected any transaction in the Common Shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On May 6, 1996, Synopsys, the Issuer and certain individuals entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") relating to the purchase of the Common Shares currently owned by Synopsys. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. On May 6, 1996, Synopsys, the Issuer and such individuals entered into an Investor Rights Agreement (the "Investor Rights Agreement"). The Investor Rights Agreement provides that Synopsys will have certain rights, among other things, (i) to register the Common Shares it owns, (ii) to participate in certain future securities offerings by the Issuer, (iii) to maintain its percentage ownership of the Issuer's Common Shares, and (iv) in the event of a change of control of the Issuer. In addition, the Investor Rights Agreement provides the Issuer with certain rights of first offer with respect to sales of Common Shares by Synopsys and, subject to certain limitations, restricts the amount of voting securities of the Issuer that Synopsys may acquire. A copy of the Investor Rights Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

         Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this statement and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 --    Stock Purchase Agreement dated as of March 6, 1996,
                         among the Issuer, John F. Cooper, David Chyan, John R.
                         Harding, William Portelli, Robert D. Selvi, and
                         Synopsys.

         Exhibit 2 --    Investor Rights Agreement dated as of March 6, 1996,
                         among the Issuer, Synopsys and, solely for purposes of Sections 7.1, 7.2 and 9 thereof, John F. Cooper, David
                         Chyan, John R. Harding, William Portelli and Robert D.
                         Selvi.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1996                              SYNOPSYS, INC.

                                                 By:  /s/ Paul Lippe
                                                      --------------------------
                                                      Vice President, Business
                                                      Development and Legal

                            STOCK PURCHASE AGREEMENT

         This STOCK PURCHASE AGREEMENT is made as of May 6, 1996, by COOPER & CHYAN TECHNOLOGY, INC., a Delaware corporation (the "Company"), JOHN F. COOPER, DAVID CHYAN, JOHN R. HARDING, WILLIAM PORTELLI and ROBERT D. SELVI, individuals (the "Selling Stockholders"), and SYNOPSYS, INC., a Delaware corporation ("Synopsys").

                                    Recitals

         A. The Company desires to issue and sell 160,292 shares (the "Company Shares") of its authorized Common Stock, without par value (the "Common Stock") to Synopsys at a price of $14.50 per share for an aggregate purchase price of $2,324,234.00.

         B. Each of the Selling Stockholders desires to sell to Synopsys that number of shares of Common Stock set forth opposite such Selling Stockholder's name on Exhibit A at a price of $14.50 per share. Collectively, the Selling Stockholders desire to sell a total of 1,046,250 shares to Synopsys for an aggregate purchase price of $15,170,625.00.

         C. Synopsys desires to purchase the shares of the Company's Common Stock referred to in Recitals A and B above (collectively, the "Shares") from the Company and the Selling Stockholders on the terms and subject to the conditions of this agreement.

         D. In connection with the transaction contemplated by this agreement,
(i) counsel to the Company is delivering an opinion in the form of Exhibit B, and (ii) the Company and Synopsys are entering into an Investor Rights Agreement (the "Investor Rights Agreement"), a Joint Marketing Agreement (the "JMA"), a Cooperative Development Agreement (the "Development Agreement"), and a Sematech Development Subcontract (the "Sematech Agreement"), each dated the date of this agreement.

         NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

                                    SECTION 1

                              Sale of Common Stock

         1.1 The Company hereby issues and sells to Synopsys, and Synopsys hereby purchases from the Company, the Company Shares at a price of $14.50 per share. Synopsys acknowledges receipt of a stock certificate evidencing the Company Shares, bearing the legend referred to in Section 4.2(a) and standing in Synopsys' name. The Company acknowledges receipt from Synopsis of $2,324,234.00, representing payment in full for the Company Shares.

         1.2 Each of the Selling Stockholders hereby sells to Synopsys, and Synopsys hereby purchases from such Selling Stockholder the number of Shares set forth opposite such Selling Stockholder's name under the caption "No. of Shares Sold" on Exhibit A at a price of $14.50 per share. Synopsys acknowledges receipt from each Selling Stockholder of a stock certificate evidencing the number of Shares set forth opposite such Selling Stockholder's name on Exhibit A under the caption "No. of Shares Sold" together with a stock power properly endorsed for transfer of such certificate to Synopsys. Each Selling Stockholder acknowledges receipt from Synopsys of the amount set forth opposite such Selling Stockholder's name on Exhibit A under the caption "Total Purchase Price" representing payment in full for such Shares.

                                    SECTION 2

   Representations and Warranties of the Company and the Selling Stockholders

         Each of the Company and the Selling Stockholders, severally and not jointly, represents and warrants to Synopsys that, except as set forth in the CCT Disclosure Letter dated the date of this agreement, initialed on behalf of the Company and Synopsys and delivered to Synopsys, which exceptions shall be deemed to be representations and warranties as if made hereunder:

         2.1 Organization and Standing; Certificate and Bylaws. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority, and all governmental licenses, authorizations, consents and approvals required, to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure so to qualify, individually or in the aggregate, would have a material adverse effect on the assets, condition or prospects of the Company, financial or otherwise (a "Material Adverse Effect"). As of the date of this agreement, the Certificate of Incorporation and the Bylaws of the Company shall be in the form previously provided to Synopsys or its counsel.

         2.2 Authorization.

            (a) The Company has all requisite corporate power and authority to execute and deliver, and to consummate the transactions contemplated by, this agreement, the Investor Rights Agreement, the JMA, the Development Agreement and the Sematech Agreement (collectively with the CCT Disclosure Letter referred to above, the "Transaction Documents"). All corporate action on the part of the Company, its officers, directors and stockholders necessary for (i) the execution and delivery of, and the consummation of the transactions contemplated by, the Transaction Documents, (ii) the performance of all obligations of the Company under the Transaction Documents, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Company Shares, has been taken. The Transaction Documents, upon execution and delivery by the Company, and, to the extent that they are parties thereto, the Selling Stockholders, and assuming the due and proper execution and delivery by Synopsys, constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except as may be limited by (x) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (y) the effect of rules of law governing the availability of equitable remedies.

            (b) The Company Shares, when issued and paid for in compliance with the provisions of this agreement, will be validly issued, fully paid and nonassessable and will be free of any liens or encumbrances known to, or caused or created by, the Company or any of the Selling Stockholders.

            (c) No entity has any right of first refusal or any preemptive right in connection with the issuance of the Shares or any future issuances of securities by the Company, except as set forth in the Transaction Documents.

         2.3 Capitalization. The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of May 3, 1996, there are issued and outstanding 12,241,929 shares of Common Stock and no shares of Preferred Stock. There are no outstanding rights, employee benefit plans, options, warrants, conversion rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock, except (i) the 4,184,099 shares of Common Stock reserved for issuance under the Company's 1989 Stock Option Plan, 1993 Equity Incentive Plan, 1995 Directors Stock Option Plan and 1995 Employee Stock Purchase Plan and the rights of the Company under such plans, (ii) the Company Shares reserved for issuance pursuant to this agreement, and (iii) as set forth in the Transaction Documents.

         2.4 Subsidiaries. The Company does not own or control, directly or indirectly, any equity interest in any other corporation, limited liability company, partnership, or other entity.

         2.5 Consents and Authorizations.

            (a) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated by, the Transaction Documents, except for such filings as may be required to be made with the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers, Inc. (the "NASD").

            (b) No consent, approval, waiver or other action by any entity under any material contract, agreement, indenture, lease, instrument or other document to which the Company is a party or by which it is bound is required or necessary for the execution, delivery and performance of, or the consummation of the transactions contemplated by, any of the Transaction Documents by the Company.

         2.6 No Conflict. The execution and delivery of the Transaction Documents do not, and the consummation of the transactions contemplated thereby will not, (i) conflict with any provision of the Certificate of Incorporation or Bylaws of the Company, or (ii) result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, its properties or assets, which, individually or in the aggregate, would have a Material Adverse Effect on the Company or materially impair or restrict its power to perform its obligations as contemplated by the Transaction Documents.

         2.7 Accuracy of Reports. The Company's Registration Statement on Form S-1, as amended and declared effective by the Commission on October 30, 1995, and all reports required to be filed by the Company thereafter to the date of this agreement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), copies of which have been furnished to Synopsys or its counsel, have been duly filed, were in compliance with the requirements of their respective forms, and contained as of their respective dates no untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements made therein in light of the circumstances in which made not misleading.

         2.8 Financial Statement and Changes. The Company has delivered to Synopsys the Company's consolidated balance sheets as of December 31, 1993, 1994, and 1995 and the related statements of operations, stockholders' equity and changes in financial position and notes thereto for the fiscal years ended on December 31, 1993, 1994, and 1995, all of which (the "Audited Financial Statements") are accompanied by the related audit opinion(s) of the Company's independent certified public accountants. The Audited Financial Statements, including, without limitation, the notes thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the fiscal years covered by such statements (except as may be stated in the notes to such statements or the related report(s) of such accountants). The Company has delivered to Synopsys the Company's unaudited consolidated balance sheet as of March 31, 1996, and the related statement of operations for the fiscal quarter ended on March 31, 1996 (the "Unaudited Financial Statements" and, together with the Audited Financial Statements, the "Financial Statements"). The Unaudited Financial Statements have been prepared in accordance with generally accepted accounting principles applied on the same basis as applied in the Audited Financial Statements, except that the Unaudited Financial Statements (i) are subject to normal year-end adjustments, which adjustments will not individually or on the aggregate be material, and (ii) do not contain all footnotes required under generally accepted accounting principles. The Financial Statements present fairly the Company's financial condition, results of operations and changes in financial position as of the dates and for the periods indicated. Except as otherwise disclosed herein or in Financial Statements, since March 31, 1996, there has not been:

            (a) any change in the assets, liabilities, financial condition or operations of the Company from that reflected in the Financial Statements except changes in the ordinary course of business that have not, individually or in the aggregate, had a Material Adverse Effect on the Company;

            (b) any change, except in the ordinary course of business, in the contingent obligations of the Company that would be required by generally accepted accounting principles to be reflected in the Financial Statements if the Financial Statements were prepared as of and for the period ended on the date of this agreement;

            (c) any damage, destruction or loss, whether or not covered by insurance, that had a Material Adverse Effect on the Company;

            (d) any declaration or payment of any dividend or other distribution of the assets of the Company;

            (e) any labor organization activity; or

            (f) to the best of the Company's knowledge, any other events or conditions of any character that, individually or in the aggregate, have had a Material Adverse Effect on the Company.

         2.9 Litigation. There is no action, suit, proceeding or investigation pending or, to the best knowledge of the Company and the Selling Stockholders, currently threatened against (i) the Company or any of its employees or prospective employees to whom the Company has issued an offer letter that is outstanding as of the date of this agreement ("Proposed Employees") that questions the validity of any of the Transaction Documents or the right of the Company to enter into any of them or to consummate the transactions contemplated thereby, or (ii) the Company or any of its employees or Proposed Employees that might result, either individually or in the aggregate, in any Material Adverse Effect on the Company or any change in the current equity ownership of the Company, nor, to the best knowledge of the Company and the Selling Stockholders, is there any valid basis for the foregoing. The foregoing includes, without limitation, actions pending or threatened (or any valid basis therefor known to the Company or the Selling Stockholders) involving the prior employment of any of the Company's employees or Proposed Employees, their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers, or their obligations under any agreements with prior employers. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company currently intends to initiate. To the best knowledge of the Company and the Selling Stockholders, none of the employees or Proposed Employees of the Company is obligated under any contract (including, without limitation, licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that interferes with the use of his or her best efforts to promote the interests of the Company, or that conflicts with the business of the Company as currently conducted and as proposed to be conducted.

         2.10 Offering. Subject in part to the accuracy of Synopsys' representations set forth in Section 4, the offer, issuance and sale of the Shares as contemplated by this agreement is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the registration, qualification or compliance requirements of any applicable blue sky or other state securities laws.

         2.11 Registration Rights. Other than as granted pursuant to the Transaction Documents and that certain Rights Agreement dated May 11, 1995, among the Company and certain investors, the Company has not granted any currently outstanding rights to register (as that term is defined in the Investor Rights Agreement), or agreed to grant any rights to register, its securities to any entity.

         2.12 Disclosure. No representation or warranty by the Company in the Transaction Documents, or in any document or certificate furnished or to be furnished to Synopsys pursuant thereto or in connection with the transactions contemplated thereby, when taken together, contains, or in the case of documents and certificates to be furnished subsequent to the date of this agreement will contain, any untrue statement of a material fact or omits, or in the case of documents and certificates to be furnished subsequent to the date of this agreement will omit to state, a material fact necessary to make the statements made herein and therein, in the light of the circumstances under which they were made, not misleading.

                                    SECTION 3

     Additional Representations and Warranties of the Selling Stockholders.

         Each of the Selling Stockholders, severally and not jointly, represents and warrants to Synopsys as follows:

         3.1 Ownership. Such Selling Stockholder is the owner, beneficially and of record, of all the Shares to be sold to Synopsys by such Selling Stockholder pursuant to this agreement and holds such Shares free and clear of any liens, encumbrances, security agreements, options, claims, charges or restrictions of any nature whatsoever except for restrictions imposed by state and federal securities laws.

         3.2 Authority. Such Selling Stockholder has the full legal power and authority to sell and deliver such Selling Stockholder's Shares as provided in this agreement. The Transaction Documents, upon execution and delivery by the Company, and, to the extent that they are parties thereto, the Selling Stockholders, and assuming the due and proper execution and delivery by Synopsys, constitute legal, valid and binding obligations of such Selling Stockholder, enforceable in accordance with their respective terms, except as may be limited by (x) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (y) the effect of rules of law governing the availability of equitable remedies.

         3.3 Title. The delivery of the certificates representing such Selling Stockholder's Shares pursuant to this agreement will convey marketable title to such shares, free and clear of any security interests, claims, liens, equities or other encumbrances.

         3.4 Investigation; Access to Information. Such Selling Stockholder acknowledges that he has investigated the business, financial condition and prospects of the Company and has had access to such information concerning the Company's business and prospects as he has deemed necessary or desirable to reach an informed and knowledgeable decision to enter into this agreement and to sell his Shares in accordance with the terms hereof. Such Selling Stockholder's decision has not been based upon any representation or warranty made by the Company or by any officer, director, employee or agent of the Company, with respect to any matter including, without limitation: (i) any projected or estimated future financial performance of the Company, or (ii) any estimate of the current or future value of the Common Stock.

         3.5 Disclosure. No representation or warranty by such Selling Stockholder in the Transaction Documents, or in any document or certificate furnished or to be furnished to Synopsys pursuant thereto or in connection with the transactions contemplated thereby, when taken together, contains, or in the case of documents and certificates to be furnished subsequent to the date of this agreement will contain, any untrue statement of a material fact or omits, or in the case of documents and certificates to be furnished subsequent to the date of this agreement will omit, to state a material fact necessary to make the statements made herein and therein, in the light of the circumstances under which they were made, not misleading.


                                    SECTION 4

   Representations and Warranties of Synopsys; Legends; Transfer Restrictions

         4.1 Representations and Warranties of Synopsys. Synopsys represents and warrants to the Company and each of the Selling Stockholders as follows:

            (a) Synopsys is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

            (b) Synopsys has all requisite corporate power and authority to execute and deliver, and to consummate the transactions contemplated by, the Transaction Documents. All corporate action on the part of Synopsys, its officers, directors and stockholders necessary for (i) the execution and delivery of, and the consummation of the transactions contemplated by, the Transaction

Documents, and (ii) the performance of all obligations of Synopsys under the Transaction Documents, has been taken. The Transaction Documents, upon execution and delivery by Synopsys and assuming the due and proper execution and delivery by the Company and, to the extent they are parties thereto, the Selling Stockholders, constitute legal, valid and binding obligations of Synopsys, enforceable in accordance with their respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors rights generally, and (ii) the effect of rules of law governing the availability of equitable remedies.

            (c) No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company is required in connection with the execution, delivery and performance of, and the consummation of the transactions contemplated by, the Transaction Documents, except for such filings as may be required to be made with the Commission and the NASD.

            (d) No consent, approval, waiver or other action by any entity under any material contract, agreement, indenture, lease, instrument or other document to which Synopsys is a party or by which it is bound is required or necessary for the execution, delivery and performance of, or the consummation of the transactions contemplated by, any of the Transaction Documents by Synopsys.

            (e) The Shares will be acquired for Synopsys' own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

            (f) Synopsys understands that the Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) thereof, that the Company has no present intention of registering the Securities, that the Shares must be held by Synopsys indefinitely, and that Synopsys must therefore bear the economic risk of its investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration thereunder.

            (g) Synopsys is an "accredited investor", as that term is defined in Regulation D promulgated under the Securities Act.

            (h) Synopsys has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Shares. Synopsys further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Shares, and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to Synopsys or to which the Synopsys had access.

            (i) Synopsys (i) has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Shares and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Shares and protecting its own interests in connection with this investment and/or (ii) has a preexisting personal or business relationship with the Company and certain of its officers, directors or controlling persons of a nature and duration that enables Synopsys to be aware of the character, business acumen and financial circumstances of such persons.

         4.2 Legends. Each certificate or instrument representing Shares shall bear legends in substantially the following forms:

            (a) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE 'SECURITIES ACT') AND ARE 'RESTRICTED SECURITIES' AS DEFINED IN RULE 144 PROMULGATED UNDER THE SECURITIES ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED EXCEPT (I) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT, OR
      (II) IN COMPLIANCE WITH RULE 144, OR (III) PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SUCH SALE, OFFER OR DISTRIBUTION."

            (b) "THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS SPECIFIED IN A CERTAIN INVESTOR RIGHTS AGREEMENT BETWEEN THE ISSUER OF THESE SECURITIES AND THE ORIGINAL HOLDER OF SUCH SHARES DATED AS OF MAY 6, 1996, A COPY OF WHICH IS AVAILABLE FOR EXAMINATION AT THE ISSUER'S PRINCIPAL OFFICE."

            (c) Any other legends required by California law or other applicable blue sky or state securities laws.

The Company need not register a transfer of any Shares, and may also instruct its transfer agent not to register a transfer of any Shares, unless the conditions specified in the foregoing legends are satisfied to the extent applicable.

         4.3 Removal of Legends and Transfer Restrictions.

            (a) Any legend endorsed on a certificate or instrument pursuant to
Section 4.2(a) and the stop transfer instructions with respect to the Shares evidenced thereby shall be removed and the Company shall issue a certificate or instrument without such legend to the holder thereof if such Shares are registered under the Securities Act and a prospectus meeting the requirements of
Section 10 of the Securities Act is available, if such legend may be properly removed under the terms of Rule 144 promulgated under the Securities Act or if such holder provides the Company with an opinion of counsel for such holder reasonably satisfactory to legal counsel for the Company to the effect that a sale, transfer or assignment of such Shares may be made without registration.

            (b) Any legend endorsed on a certificate or instrument pursuant to
Section 4.2(b) and the stop transfer instructions with respect to the Shares evidenced thereby shall be removed upon the expiration or earlier termination in accordance with its terms of the Investor Rights Agreement.

            (c) Any legend endorsed on a certificate or instrument pursuant to
Section 4.2(c) and the stop transfer instructions with respect to the Shares evidenced thereby shall be removed upon receipt by the Company of an order of the appropriate state securities authority authorizing such removal, which order the Company shall seek in a timely manner in those circumstances in which such order is appropriate in the Company's reasonable opinion.

                                    SECTION 5

                            Covenants of the Parties

         5.1 No Objection. Provided Synopsys is in compliance with and has performed all covenants, agreements and conditions contained in this agreement to be performed by Synopsys, the Company shall not interpose any objection or take any legal action as a plaintiff in connection with the acquisition by Synopsys of such number of shares of Common Stock as is permitted to be owned by Synopsys pursuant to the Transaction Documents.

         5.2 Sale of Additional Shares. The Company shall take such action as is reasonably necessary, subject to compliance with applicable law, to issue and sell to Synopsys any additional shares which Synopsys shall be entitled to purchase from the Company pursuant to the Transaction Documents.

         5.3 Equity Method Accounting. If Synopsys desires at some date to account for its investment in the Company under the equity method, the Company will furnish to Synopsys all information that is required by generally accepted accounting principles to enable Synopsys so to account. To the extent reasonably requested by Synopsys, the Company shall provide information regarding the Company to, and otherwise cooperate with, Synopsys so as to enable Synopsys to prepare financial statements in accordance with accounting principles generally accepted in the United States and to comply with its reporting requirements under applicable United States securities laws and regulations.

         5.4 Publicity. The Company and Synopsys will not, and will not permit any of their respective affiliates to, issue or cause the issuance of any press release or other public announcement with respect to the transactions contemplated by the Transaction Documents without the prior consent of the other party, except as required to comply with applicable securities laws. None of the Selling Stockholders will issue or cause the issuance of any such press release or other public announcement, except in his position as an officer on behalf of the Company in accordance with the preceding sentence.

         5.5 Securities Law Filings. Synopsys will use reasonable commercial efforts to make all filings regarding its ownership of the Shares as may required by applicable securities laws. The Company will use reasonable commercial efforts promptly to make available to Synopsys any information regarding the Company necessary to make such filings.

         5.6 Exemption. None of the parties, directly or through any authorized agent acting on its behalf, will take any action that would cause the loss of the exemption from registration referred to in Section 2.10.

                                    SECTION 6

                                  Miscellaneous

         6.1 Waivers and Amendments. Neither this agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by a statement in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought.

         6.2 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within California.

         6.3 Survival. The representations, warranties, covenants and agreements made herein shall survive the execution of this agreement and the closing of the transactions contemplated hereby, except that the representations and warranties of the Company and the Selling Stockholders made in Section 2, the representations and warranties of the Selling Stockholders made in Section 3 and the representation and warranties of Synopsys made in Section 4 shall expire on the first anniversary of the date of this agreement.

         6.4 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

         6.5 Entire Agreement. The Transaction Documents and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects thereof.

         6.6 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile, overnight courier or mailed by certified or registered mail, postage prepaid, return receipt requested, to the facsimile number or address as follows:

         Company:          Cooper & Chyan Technology, Inc.
                           1601 South De Anza Boulevard
                           Cupertino, California 95014
                           Telephone:  (408) 342-5518
                           Facsimile:  (408) 342-5650
                           Attention:  Mr. John R. Harding, President

                           with a copy (which will not constitute notice) to:

                           Fenwick & West
                           Two Palo Alto Square, Suite 800
                           Palo Alto, California 94306
                           Telephone:  (415) 494-0600
                           Facsimile:  (415) 857-0361
                           Attention:  Gordon Davidson, Esq.

         Selling           c/o  Cooper & Chyan Technology, Inc.
         Stockholders:     1601 South De Anza Boulevard
                           Cupertino, California 95014
                           Telephone:  (408) 342-5518
                           Facsimile:  (408) 342-5650

         Synopsys:         Synopsys, Inc.
                           700 East Middlefield Road
                           Mountain View, California 94043-4033
                           Telephone: (415) 962-5000
                           Facsimile:  (415) 694-4087
                           Attention: Paul Lippe, Vice President, Legal with a copy (which will not constitute notice) to:

                           Wilson, Sonsini, Goodrich & Rosati
                           650 Page Mill Road
                           Palo Alto, California 94304-1050
                           Telephone:  (415) 493-9300
                           Facsimile:  (415) 493-6811
                           Attention:  Thomas C. DeFilipps, Esq.

or to such other facsimile number or address provided to the parties to this agreement in accordance with this Section 6.6. Such notices or other communications shall be deemed delivered upon receipt, in the case of overnight delivery or facsimile transmission (as evidenced by the confirmation thereof), or 3 days after deposit in the mails (as determined by reference to the postmark).

         6.7 Severability. In case any provision of this agreement shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         6.8 Finder's Fees.

             (a) The Company and each of the Selling Stockholders (i) represents and warrants to Synopsys that none of the Company or the Selling Stockholders has retained any finder or broker in connection with any of the transactions contemplated by the Transaction Documents, and (ii) agree to indemnify and to hold Synopsys harmless of and from any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Company, or any of its employees or representatives, or any of the Selling Stockholders are responsible.

             (b) Synopsys (i) represents and warrants to the Company and each of the Selling Stockholders that it has not retained any finder or broker in connection with the transactions contem plated by the Transaction Documents, and
(ii) agrees to indemnify and to hold the Company and the Selling Stockholders harmless of and from any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which it, or any of its employees or representatives, are responsible.

         6.9 Expenses. Each party will bear its own expenses with respect to the origination, negotiation, documentation and consummation of the transactions contemplated by the Transaction Documents.

         6.10 Counterparts. This agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

         6.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to a party upon any breach or default of another party under this agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on a party's part of any breach or default under this agreement or any waiver on such party's part of any provisions or conditions of this agreement must be in writing and will be effective only to the extent specifically set forth in such writing, and all remedies, either under this agreement, or by law or otherwise afforded to the parties, will be cumulative and not alternative.

         6.12 Limitation of Liability. Notwithstanding anything to the contrary in this agreement, the liability of a Selling Stockholder for breaches of his representations and warranties in Sections 2 and 3, other than breaches resulting from fraud or willful misrepresentation by such Selling Stockholder, will be limited to the amount set forth opposite such Selling Stockholder's name under the caption "Total Purchase Price" on Exhibit A.

         IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first above written.


                                          COOPER & CHYAN TECHNOLOGY, INC.


                                          By:
                                              ----------------------------------
                                                   John R. Harding, President

                                          --------------------------------------
                                                   John F. Cooper

                                          --------------------------------------
                                                   David Chyan

                                          --------------------------------------
                                                   John R. Harding

                                          --------------------------------------
                                                   William Portelli

                                          --------------------------------------
                                                   Robert D. Selvi

                                          SYNOPSYS, INC.

                                          By:
                                             -----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                                --------------------------------

                            INVESTOR RIGHTS AGREEMENT

         This INVESTOR RIGHTS AGREEMENT is made as of May 6, 1996, by COOPER & CHYAN TECHNOLOGY, INC., a Delaware corporation (the "Company"), SYNOPSYS, INC, a Delaware corporation ("Synopsys"), and, solely for purposes of Sections 7.1, 7.2 and 9, JOHN F. COOPER, DAVID CHYAN, JOHN R. HARDING, WILLIAM PORTELLI and ROBERT
D. SELVI, individuals (the "Selling Stockholders").

                                    Recitals

         The Company and the Selling Stockholders propose to sell to Synopsys, and Synopsys desires to purchase, in aggregate 1,206,542 shares of the Company's Common Stock pursuant to a Stock Purchase Agreement dated as of even date herewith, as it may be amended (the "Purchase Agreement") and in connection therewith desire to enter into this agreement.

         NOW, THEREFORE, the parties, intending to be legally bound, hereby agree as follows:

                                    SECTION 1

                               Certain Definitions

         As used in this agreement:

         1.1 "Acquisition" means any of the events set forth in Section 7.1(a) and (b).

         1.2 "Common Stock" means the Common Stock of the Company, par value $0.01 per share.

         1.3 "Dilutive Securities" shall mean any Voting Stock, whether now authorized or not; provided, however, that the term "Dilutive Securities" does not include:

             (a) any shares of Common Stock issued under the Purchase Agreement;

             (b) any securities issued in connection with any stock split, stock dividend or similar event in which Synopsys is entitled to participate on a pro rata basis;

             (c) any securities for which the issuance gave rise to the Right of Participation (regardless of whether any such right was exercised); and

             (d) any securities issuable upon the exercise, conversion or exchange of any securities described in Section 1.3(b) or (c) above.

         1.4 The terms "Holder" and "Holders" mean any person or persons, respectively, to whom Registrable Securities have been or will be originally issued and/or sold and who execute and deliver this agreement and qualifying transferees under Section 2.8 who hold Registrable Securities. As of the date of this agreement, Synopsys is a Holder.

         1.5 "Initiating Holder(s)" means any Holder or Holders of in aggregate at least 25% of the Registrable Securities that have not been resold to the public in a registered public offering, so long as such Holder or Holders hold in aggregate at least 50,000 Registrable Securities.

         1.6 "Market Price" means, with respect to any securities of the Company on a given day, the closing price quoted on the Nasdaq National Market, or, if the securities are then traded on a national securities exchange, the last sale price on such day, or, if on such day such security is not quoted on the Nasdaq National Market or a national securities exchange, the Market Price shall be the fair value thereof determined jointly by the Company and Synopsys.

         1.7 "New Securities" means any Voting Stock, whether now authorized or not, and rights, options or warrants to purchase such Voting Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Voting Stock; provided, however, that the term "New Securities" does not include:

             (a) any shares of the Company's Common Stock (and/or options or warrants therefor) issued to employees, officers, directors, contractors, advisors or consultants of the Company pursuant to incentive agreements or incentive plans approved by the Board of Directors of the Company;

             (b) any shares of Common Stock issued under the Purchase Agreement;

             (c) up to 5,409 shares of Common Stock purchased by Synopsys pursuant to the first Maintenance Notice;

             (d) any securities issued in connection with any stock split, stock dividend or other similar event in which Synopsys is entitled to participate on a pro rata basis;

             (e) any securities issued upon the exercise, conversion or exchange of any outstanding security, if such outstanding security constituted a New Security; and

             (f) any securities issued pursuant to the acquisition of another entity by the Company by consolidation, merger, purchase of assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, substantially all of the assets of such other entity or 50% or more of the voting power of such other entity or 50% or more of the equity ownership of such other entity.

         1.8 "Other Registrable Securities" means all shares that are Registrable Securities, as that term is defined in that certain Rights Agreement dated May 11, 1995, among the Company and certain investors.

         1.9 Synopsys' "Prior Percentage Interest" means, with respect to a Maintenance Notice (as defined in Section 5.4), the ratio of:

              (a) (i) the number of shares of Common Stock held by Synopsys as of the date of such Maintenance Notice that Synopsys purchased pursuant to (x) the Purchase Agreement, (y) prior exercises of the Right of Participation, or
(z) prior exercises of the Right of Maintenance, plus (ii) with respect to the first Maintenance Notice only, 5,409 shares of Common Stock, to

              (b) the difference between (i) the total number of shares of Voting Stock outstanding on the date of such Maintenance Notice, and (ii) the total number of Dilutive Securities issued since the later of the date of this agreement or, if applicable, the date of the last Maintenance Notice, excluding any Maintenance Securities, as defined in Section 5.1, issued pursuant to the last Maintenance Notice.

         1.10 "Pro Rata Share" means the ratio of:

              (a) (i) the number of shares of Common Stock then held by Synopsys that Synopsys purchased pursuant to (x) the Purchase Agreement, (y) prior exercises of the Right of Participation, or (z) prior exercises of the Right of Maintenance, plus (ii) until the earlier of the date on which Synopsys first purchases Maintenance Securities or the date 15 days after Synopsys receives its first Maintenance Notice, 5,409 shares of Common Stock, to

              (b) the difference between (i) the total number of shares of Voting Stock then outstanding (immediately prior to the issuance of New Securities giving rise to the Right of Participation), and (ii) the number of Dilutive Securities issued since the date of the last Maintenance Notice, excluding any Maintenance Securities issued pursuant to the last Maintenance Notice.

         1.11 The terms "register", "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement.

         1.12 "Registrable Securities" means any and all shares of Common Stock of the Company that have not been resold to the public that are (i) sold to the Holder by the Company or the Selling Stockholders pursuant to the Purchase Agreement, (ii) not more than 5,409 shares of Common Stock sold to the Holder by the Company pursuant to the first Maintenance Notice, (iii) issued or issuable with respect to or in any exchange for or replacement of securities referred to in this sentence, or (iv) issued or issuable in respect of securities referred to in this sentence as a result of a stock split, stock dividend or the like.

         1.13 "Securities Act" means the Securities Act of 1933, as amended.

         1.14 "Voting Power" of any Voting Stock, as defined below, means the number of votes such Voting Stock is entitled to cast for the election of directors of the Company (other than votes that may be cast only upon the happening of a contingency).

         1.15 "Voting Stock" means the Common Stock and any other securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than securities having such power only upon the happening of a contingency).

                                    SECTION 2

                               Registration Rights

         2.1 Requested Registration.

             (a) Request for Registration. Initiating Holders of Registrable Securities shall have the right to request an unlimited number of registrations on Form S-3 (such requests shall be in writing and shall state the number of Registrable Securities to be disposed of and the intended method of disposition of such Registrable Securities by such Holder), on the terms and subject to the conditions of this Section 2. In case the Company shall receive from the Initiating Holder(s) a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company will:

                 (i) within 10 days after the receipt thereof give written notice of the proposed registration to all other Holders; and

                 (ii) as soon as practicable, use its best efforts to effect all such registrations (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualifications under the applicable blue sky or other state securities laws and appropriate compliance with exemptive regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder's or Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request given within 20 days after receipt of such written notice from the Company;

provided, however, that the Company shall not be obligated to take any action to effect such registration pursuant to this Section 2:

                 (w) if Form S-3 is not available for such offering by the Holders(s);

                 (x) if the Holder or Holders requesting registration propose to dispose of Registrable Securities having an aggregate disposition price (before deduction of underwriting discounts and expenses of sale) less than $1,500,000;

                 (y) with respect to more than two registrations pursuant to this Section 1.2 in any 12-month period; or

                 (z) if the Company shall furnish to the Holder(s) a certificate signed by the President of the Company certifying that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its stockholders for such registration on Form S-3 to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement no more than once during any twelve-month period for a period of not more than 90 days.

Subject to the foregoing clauses (w), (x), (y) and (z), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practical, but in any event not later than 90 days after receipt of the request or requests of the Initiating Holder(s).

             (b) Underwriting. If the Initiating Holder(s) intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to
Section 2.1 and the Company shall include such information in the written notice referred to in Section 2.1(a)(i). In such event, if so requested in writing by the Company, the Initiating Holder(s) shall negotiate in good faith with an underwriter or underwriters selected by the Company with regard to the underwriting of such requested registration; provided, however, that if a majority in interest of the Initiating Holder(s) have not agreed with such underwriter or underwriters as to the terms and conditions of such underwriting within 20 days following commencement of such good faith negotiations, a majority in interest of the Initiating Holder(s) may select a an underwriter or underwriters of their choice, at least one of which will be a nationally recognized underwriter. The right of any Holder to registration pursuant to
Section 1.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holder(s) and such Holder) to the extent provided herein. The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting.

         2.2 Company Registration.

             (a) Notice; Inclusion of Registrable Securities. If at any time or from time to time the Company proposes to register any of its securities, for its own account or the account of any of its stockholders other than the Holders, other than a registration relating solely to employee stock option or purchase plans, or a registration on Form S-4 relating solely to a transaction under Rule 145 promulgated under the Securities Act, or a registration on any other form (other than Form S-1, S-2 or S-3, or their successor forms) or any successor to such forms, which does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

                 (i) promptly give to each Holder written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

                 (ii) include in such registration (and any related qualification under applicable blue sky or other state securities laws, or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within 30 days after receipt of such written notice from the Company, by any Holder or Holders to be included in any such registration, except as set forth in Section 2.2(b) below.

             (b) Underwriting. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 2.2(a)(i). In such event, the right of any Holder to registration pursuant to Section 2.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other holders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Section 2.2, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of Registrable Securities to be included in the registration and underwriting. In the event a cutback of the number of Registrable Securities to be included in the registration and underwriting is deemed necessary by the underwriter, the Company shall advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto. The number of Registrable Securities and Other Registrable Securities that may be included in the registration and underwriting shall be allocated among all of such Holders and holders of Other Registrable Securities, in proportion, as nearly as practicable, to the respective amounts of Registrable Securities and Other Registrable Securities held by each such Holder or holder and proposed to be included in the offering. Notwithstanding the foregoing, in no event shall the amount of securities of the selling Holders and holders of Other Registrable Securities included in the offering be reduced below 30% of the total amount of the securities included in such offering. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriters. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

         2.3 Expenses of Registration. All expenses incurred in connection with any registration, qualification or compliance pursuant to this agreement, including without limitation, all registration, filing and qualification fees, printing expenses, fees and disbursements of counsel for the Company and expenses of any special audits incidental to or required by such registration, shall be borne by the Company, except as follows:

             (a) the Company shall not be required to pay for expenses of any registration proceeding begun pursuant to Section 2.1, the request for which has been subsequently withdrawn by the Initiating Holder(s), in which such case such expenses shall be borne by the Holder(s) requesting such withdrawal; provided, however, that if at the time of such withdrawal, the Holder(s) have learned of a material adverse change in the condition, business or prospects of the Company from that known to the Holder(s) at the time of their request, then the Company shall be required to pay such expenses and the Holder(s) shall retain their rights pursuant to Section 2.1; and

             (b) the Company shall not be required to pay underwriters' fees, discounts or commissions relating to Registrable Securities or fees of legal counsel to any Holder, except for a single counsel acting on behalf of all selling Holders (which counsel shall be selected by such Holders) with respect to the first registration effected pursuant to Section 2.1.

         2.4 Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this agreement, the Company will keep each Holder participating therein advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will:

             (a) keep such registration, qualification or compliance pursuant to
Section 2.1 or 2.2 effective for a period of 45 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs;

             (b) furnish to the Holder such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

             (c) notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing; and

             (d) furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to this agreement, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) a copy of an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and (ii) a copy of a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any.

         2.5 Indemnification.

             (a) The Company will indemnify and hold harmless each Holder of Registrable Securities, each of its officers, directors, partners, agents and representatives, and each person controlling such Holder, with respect to which such registration, qualification or compliance has been effected pursuant to this agreement, and each underwriter, if any, and each person who controls any underwriter of the Registrable Securities held by or issuable to such Holder, against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary or final prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company relating to action or inaction required of the Company in connection with any rule or regulation promulgated under the Securities Act or any blue sky or other state securities law applicable to the Company and will reimburse (promptly after the incurrence of such expense) each such Holder, each of its officers, directors, partners, agents and representatives and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any reasonable legal and any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder or underwriter specifically for use therein; provided further, however, that the agreement of the Company to indemnify any underwriter and any person who controls such underwriter contained herein with respect to any such preliminary prospectus shall not inure to the benefit of any underwriter from whom the person asserting any such claim, loss, damage, liability or action purchased the stock which is the subject thereof, if at or prior to the written confirmation of the sale of such stock, a copy of the prospectus (or the prospectus as amended or supplemented) was not sent or delivered to such person, excluding the documents incorporated therein by reference, and the untrue statement or omission of a material fact contained in such preliminary prospectus was corrected in the prospectus (or the prospectus as amended or supplemented).

             (b) Each Holder will, if Registrable Securities held by or issuable to such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors and officers, agents and representatives, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company within the meaning of the Securities Act, and each other such Holder, each of its officers, directors and partners, agents and representatives, and each person controlling such Holder, against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any preliminary or final prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse (promptly after the incurrence of such expense) the Company, such Holder, such directors, officers, partners, persons or underwriters for any reasonable legal or any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder specifically for use therein; provided, however, that the agreement of the Holder to indemnify any underwriter and any person who controls such underwriter contained herein with respect to any such preliminary prospectus shall not inure to the benefit of any underwriter from whom the person asserting any such claim, loss, damage, liability or action purchased the stock which is the subject thereof, if at or prior to the written confirmation of the sale of such stock, a copy of the prospectus (or the prospectus as amended or supplemented) was not sent or delivered to such person, excluding the documents incorporated therein by reference, and the untrue statement or omission of a material fact contained in such preliminary prospectus was corrected in the prospectus (or the prospectus as amended or supplemented); provided further, however, that in no event shall the indemnification provided by any Holder hereunder exceed the net proceeds received by such Holder for the sale of such Holder's Registrable Securities pursuant to such registration.

             (c) Each party entitled to indemnification under this Section 2.5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; provided further, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

         2.6 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall promptly furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein.

         2.7 Rule 144 Reporting. With a view to making available to Holders of Registrable Securities the benefits of certain rules and regulations of the Securities and Exchange Commission (the "Commission") that may permit the sale of the Registrable Securities to the public without registration, the Company agrees at all times hereafter to:

             (a) make and keep public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act;

             (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act");

             (c) so long as a Holder holds Registrable Securities, furnish to such Holder copies of all of the Company's periodic and other reports, proxy materials and other documents made available to the Company's stockholders generally; and

             (d) so long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon such Holder's request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Exchange Act, and such other reports and documents filed by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any such securities without registration.

         2.8 Transfer of Registration Rights. The rights to cause the Company to register Registrable Securities of a Holder and keep information available, granted to a Holder by the Company under Sections 2.1, 2.2 and 2.7 may be assigned by any Holder to a transferee or assignee reasonably acceptable to the Company representing in aggregate at least 3% of the then-outstanding Common Stock of the Company; provided, however, that (i) the Company is given written notice by the Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned, and (ii) any such transferee or assignee shall agree in writing to become subject to the obligations of the transferring Holder hereunder.

         2.9 Termination. All rights of each Holder under Sections 2.1 and 2.2 will terminate on the earlier of (i) the fifth anniversary of the date of this agreement, and (ii) with respect to such Holder when such Holder holds Registrable Securities representing less than 1% of the then-outstanding Common Stock of the Company and such Holder's Registrable Securities are freely saleable under Rule 144 promulgated under the Securities Act.

                                    SECTION 3

             Company Right of First Refusal as to Sales by Synopsys

         3.1 The Right. If at any time Synopsys proposes to offer to sell any Shares ("Offered Shares") to one or more third parties in a transaction not registered under the Securities Act in reliance upon a claimed exemption thereunder (other than a transaction pursuant to Rule 144 promulgated under the Securities Act) and the Company's Common Stock is then quoted on the Nasdaq National Market (or any national securities exchange), then Synopsys will (i) prepare in good faith and deliver to the Company a list of the third party or parties to whom Synopsys proposes to offer to sell the Offered Shares and the number of Offered Shares proposed to be offered, and (ii) grant to the Company the right, on the terms and subject to the conditions of this Section 3, to purchase up to all of the Offered Shares at a per-share price equal to the Market Price of the Offered Shares on the date of such notice. The date the Company is deemed to have received such notice (as determined pursuant to Section 9.4) is referred to as the "Synopsys Notice Date". Within five business days after receiving such notice, the Company will notify Synopsys of the number of Offered Shares, if any, that it wishes to purchase pursuant to this Section
3. If the Company gives Synopsys notice that it desires to purchase a portion of the Offered Shares, then within 15 business days after the Synopsys Notice Date Synopsys will sell and deliver such portion of the Offered Shares to the Company against payment therefor in cash, by check or wire transfer, at a place agreed upon between the parties and at the time of the scheduled closing therefor.

         3.2 Failure to Exercise. If the Company has not elected to purchase all of the Offered Shares or if the Company has failed to close the purchase of any Offered Shares that it has elected to purchase within 15 business days of the Synopsys Notice Date through no fault of Synopsys, then Synopsys may thereafter sell or enter into a binding agreement to sell any remaining Offered Shares to one or more of the third parties named in the foregoing list within 90 days of the Synopsys Notice

Date. In the event that Synopsys has not sold such Offered Shares or entered into a binding agreement to sell such Offered Shares within 90 days of the Synopsys Notice Date, Synopsys may not thereafter sell such Offered Shares without again first offering such Offered Shares to the Company in accordance with this Section 3.

                                    SECTION 4

                             Right of Participation

         4.1 The Right. Synopsys has the right of first refusal to purchase up to Synopsys' Pro Rata Share of any New Securities that the Company may from time to time issue after the date of this agreement (the "Right of Participation"); provided, however, that Synopsys shall not have the Right of Participation with respect to any issuance of New Securities that, when cumulated with all prior issuances of New Securities as to which Synopsys would have had a Right of Participation but for this proviso, would result in less than a 10% reduction in Synopsys' Pro Rata Share.

         4.2 Procedures. In the event that the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) that would result in a 10% or greater reduction in Synopsys' Pro Rata Share, the Company will give to Synopsys written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Synopsys will have five business days from the date of receipt of any such Participation Notice to agree in writing to purchase Synopsys' Pro Rata Share of such New Securities upon the terms and subject to the conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed Synopsys' Pro Rata Share); provided, however, that the per share purchase price for such New Securities will not exceed $15.00 (as adjusted for stock splits, stock dividends and the like) during the period from the date of this agreement until the earlier of (i) the first anniversary of the date of this agreement, and (ii) such time as the total number of shares of Common Stock purchased by Synopsys (as adjusted for stock splits, stock dividends and the like) pursuant to the Right of Participation and the Right of Maintenance exceeds 242,390. If Synopsys fails to so agree in writing within such five-business-day period to purchase Synopsys' full Pro Rata Share of an offering of New Securities, then Synopsys shall forfeit the right under this Section 4 to purchase that part of its Pro Rata Share of such New Securities that it did not so agree to purchase. Synopsys shall purchase the portion elected by Synopsys concurrently with the closing of the transaction triggering the Right of Participation.

         4.3 Failure to Exercise. Upon the expiration of such five-business-day period, the Company will have 120 days thereafter to sell the New Securities described in the Participation Notice (with respect to which Synopsys' right of first refusal hereunder was not exercised) at the same or higher price and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. In the event that the Company has not issued and sold such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to Synopsys pursuant to this Section 4.

                                    SECTION 5

                              Right of Maintenance

         5.1 General. Synopsys will, on the terms and subject to the conditions of this Section 5, have the right to purchase shares of Voting Stock ("Maintenance Securities") from the Company at the per share Purchase Price (as defined in Section 5.2) following the issuance by the Company of Dilutive Securities after the date of this agreement, solely in order to maintain Synopsys' Prior Percentage Interest in the Company (the "Right of Maintenance"). Each right to purchase Maintenance Securities pursuant to this Section 5 shall be on the same terms (other than price to the extent provided in Section 5.2 below) as the issuance of the Dilutive Securities that gave rise to the right to purchase such Maintenance Securities.

         5.2 Purchase Price.

             (a) Employee Stock. To the extent that the Right of Maintenance arises out of the issuance of Dilutive Securities to employees, officers, directors, contractors, advisors or consultants of the Company pursuant to incentive agreements or incentive plans approved by the Board of Directors of the Company ("Employee Stock"), the per share "Purchase Price" of the Maintenance Securities shall equal the Market Price of such Maintenance Securities on the date on which Synopsys purchases such Maintenance Securities.

             (b) Other Dilutive Securities. To the extent that the Right of Maintenance arises out of any issuance of Dilutive Securities other than Employee Stock, the per share "Purchase Price" of the Maintenance Securities shall equal the per share price at which such Dilutive Securities were issued, unless the issuance of such other Dilutive Securities occurred upon the exercise, conversion or exchange of other securities ("Exchangeable Securities"), in which case, the per share "Purchase Price" of the Maintenance Securities shall equal the sum of (i) the per share amounts paid upon each such exercise, conversion or exchange, and (ii) the per share amount previously paid for the Exchangeable Securities (adjusted for any stock split, stock dividends or other similar events).

             (c) Consideration Other than Cash. In the event that Dilutive Securities or Exchangeable Securities were issued for consideration other than cash, the per share amounts paid for such Dilutive Securities or Exchangeable Securities shall be determined jointly by the Company and Synopsys.

             (d) Appraiser. If the Company and Synopsys are unable to reach agreement within a reasonable period of time with respect to (i) the Market Price of Maintenance Securities not quoted on the Nasdaq National Market (or, if applicable, a national securities exchange), or (ii) the per share amounts paid for Dilutive Securities or Exchangeable Securities issued for consideration other than cash, such Market Price or per share amounts paid, as the case may be, shall be determined by an appraiser jointly selected by the Company and Synopsys. The fees and expenses of such appraiser shall be paid for by the Company, provided that such fees and expenses shall be paid for by Synopsys in the event that the appraiser's determination of the Market Price or the per share amounts paid, as the case may be, is higher than, or not more that 5% lower than, the last amount previously offered by the Company.

             (e) Purchase Price Cap. Notwithstanding the foregoing, the per share Purchase Price will not exceed $15.00 per share (as adjusted for any stock splits, stock dividends or other similar events) during the period from the Closing until the earlier of (i) the first anniversary of the Closing Date, and
(ii) such time as the total number of shares of Common Stock purchased by Synopsys (as adjusted for stock splits, stock dividends and the like) pursuant to the Right of Participation and the Right of Maintenance exceeds 242,390.

         5.3 Maintenance Amount. Synopsys' "Maintenance Amount" with respect to any Maintenance Notice shall equal such number of Maintenance Securities as is obtained by multiplying the number of Dilutive Securities specified in such Maintenance Notice by Synopsys' Prior Percentage Interest, rounded to the nearest whole share, plus, with respect to the first Maintenance Notice only, 5,409 shares of Common Stock.

         5.4 Notice of Issuance. Within 15 business days of (x) March 24, 1997,
(y) the end of each of the Company's fiscal years commencing with its 1997 fiscal year, and (z) any of the Company's fiscal quarters in which there was an issuance of Dilutive Securities which when cumulated with all prior issuance of Dilutive Securities since the later of (i) the date of this agreement, or (ii) the date of the last Maintenance Notice (subsequent to which Synopsys has had an opportunity to purchase Maintenance Securities), results in a 10% reduction in Synopsys' Prior Percentage Interest, the Company shall give to Synopsys written notice (the "Maintenance Notice") describing the number of Dilutive Securities issued since the date of the prior Maintenance Notice and the non-price terms upon which the Company issued such Dilutive Securities, and the Maintenance Amount of Maintenance Securities that Synopsys is entitled to purchase.

         5.5 Purchase of Maintenance Securities. Synopsys will have 15 business days from the receipt of a Maintenance Notice to elect to purchase up to Synopsys' Maintenance Amount of such Maintenance Securities at the Purchase Price and upon the terms and subject to the conditions specified in the Maintenance Notice. The closing of such purchase shall occur within five business days after such election to purchase or at such later date as the parties may agree. If Synopsys fails to elect to purchase Synopsys' full Maintenance Amount of Maintenance Securities within such 15-business-day period, then Synopsys shall forfeit the right under this Section 5 to purchase that part of Synopsys' Maintenance Amount that it did not so elect to purchase.

                                    SECTION 6

                              Standstill Agreement

         6.1 Prohibition. Synopsys (which, for purposes of this Section 6 includes Synopsys and all of its subsidiaries) will not, directly or indirectly, acquire, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire prior to the expiration of this Section 6 (including, without limitation, the lapse of the negative covenants of this Section 6.1 upon the occurrence of any of the events described in Section 6.1(a) through (c)), beneficial ownership of any Voting Stock, any securities convertible into or exchangeable for Voting Stock, or any other right to acquire Voting Stock (except, in any case, by way of stock dividends or other distributions or offerings made available to the holders of Voting Stock generally) without the written consent of the Company, if the effect of such acquisition would be to increase the Voting Power of all Voting Stock then owned by Synopsys or which Synopsys has a right to acquire to more than 9.9% of the total Voting Power of all Voting Stock then outstanding; provided, however, that Synopsys may acquire Voting Stock without regard to the foregoing limitation:

             (a) if any person or group (other than Messrs. Cooper and Chyan and their family members) not affiliated with Synopsys and then owning Voting Stock representing at least 5% of the Voting Power of all Voting Stock then outstanding provides written notice to the Company or files any document with the Commission that contains terms that put the Company reasonably on notice of the likelihood that such person or group has acquired or is proposing to acquire any shares of Voting Stock or the right to acquire shares of Voting Stock having aggregate Voting Power of more than 50% of the total Voting Power of all shares of Voting Stock then outstanding and, in the case of a proposal to acquire such shares, the proposal and any related offers to purchase shares are not withdrawn or terminated prior to Synopsys making an offer to acquire Voting Stock or acquiring Voting Stock in response thereto; provided, however, that the negative covenants of this Section 6.1 will resume following the withdrawal of any proposal or offer to purchase shares made in accordance with this Section 6.1(a);

             (b) if it is publicly disclosed or Synopsys otherwise learns that the Company has entered into any letter of intent or agreement with a person or group that, if consummated, would result in such person or group owning or having the right to acquire shares of Voting Stock having aggregate Voting Power of more than 50% of the total Voting Power of all shares of Voting Stock then outstanding;

             (c) after the fifth anniversary of the date of this agreement.

         6.2 Exceptions. Synopsys will not be obligated to dispose of Voting Stock if the aggregate percentage of the total Voting Power of all Voting Stock then outstanding represented by Voting Stock owned by Synopsys or which Synopsys has the right to acquire is increased as a result of a recapitalization of the Company, a repurchase of securities by the Company or any other action taken by the Company or any of its affiliates, and, in any of such events, the percentage set forth in the first paragraph of Section 6.1 thereafter will be deemed increased to the percentage of Voting Stock owned by Synopsys immediately following such event.

         6.3 Percentage Adjustment. In the event Synopsys purchases or otherwise acquires any shares of Voting Stock in a transaction permitted by Section 6.1(a) before the resumption of the negative covenants of Section 6.1, the percentage set forth in the first paragraph of Section 6.1 thereafter will be deemed increased to the percentage of Voting Stock owned by Synopsys after such purchase or acquisition.

         6.4 Excluded Shares. For purposes of this agreement, Synopsys will not be deemed to have beneficial ownership of any Voting Stock held by a Synopsys pension plan or other employee benefit program if Synopsys does not have the power to control the investment decisions of such plan or program.

                                    SECTION 7

                                Change of Control

         7.1 Notice of Acquisition Offer. The Company or the Selling Stockholders shall give Synopsys at least five business days' notice prior to:

             (a) the Company or any of the Selling Stockholders accepting any offer from any entity or group to acquire any shares of Voting Stock which would result in such person or group owning or having the right to acquire (i) more than 50% of the Voting Stock of the Company then outstanding, or (ii) all or substantially all of the assets of the Company; or

             (b) the Company's board of directors approving any merger or consolidation of the Company with or into any other entity in which the Company's stockholder's prior to any such transaction do not hold more than 50% of the voting power in the surviving entity.

         7.2 Notice of Counterproposal. If within such five-day period following the notice referred to above, Synopsys shall make a counterproposal and such proposal results in a further proposal from any party, then the Company or the Selling Stockholder, as the case may be, will give Synopsys at least three business days' notice of such further proposal prior to accepting the same.

         7.3 Reduction of Notice Period. The notice periods referred to in this
Section 7 may be reduced or eliminated by resolution of the Company's Board of Directors to the extent (and only to the extent) that it specifically determines, based upon the advice of counsel, that providing such notice would constitute a violation of its fiduciary obligations.

                                    SECTION 8

                Additional Rights; Termination of Certain Rights

         8.1 Pro Rata Repurchase. In the event that the Company repurchases shares of its Voting Stock from a third party, the Company will make lawful provision to offer to, and have the legal right to, repurchase shares of Voting Stock from Synopsys to the extent necessary so that the Voting Power of all Voting Stock then owned by Synopsys or which Synopsys then has a right to acquire does not exceed 10% of the total Voting Power of all Voting Stock then outstanding.

         8.2 Limitation on Sale of Shares. Prior to the first date on which Synopsys may exercise its registration rights under Section 2, none of the Selling Stockholders may sell (including, without limitation, any short sale), offer to sell, contract to sell, pledge or otherwise dispose of any of the

Common Stock, or any options or warrants to purchase any of the Common Stock, or any securities convertible into or exchangeable for any of the Common Stock, owned directly by such Selling Stockholder, or with respect to which such Selling Stockholder has the power of disposition, in any such case whether now owned or hereafter acquired; provided, however, that a Selling Stockholder may sell or transfer such securities (i) to members of such Selling Stockholder's family, and (ii) in a registered public offering with respect to which Synopsys has registration rights pursuant to Section 2.2.

         8.3 Termination of Certain Rights. The rights and obligations of the parties under Sections 3, 4, 5, 6 and 7 will terminate upon the earlier to occur of (i) the fifth anniversary of the Closing Date, (ii) the first date that Synopsys holds less than 50% of the number of Shares purchased by Synopsys at the Closing pursuant to the Purchase Agreement (such number to be proportionately adjusted for stock splits, stock dividends and similar events),
(iii) the expiration of or any termination of either the Joint Marketing Agreement or the Cooperative Development Agreement, each dated the date of this agreement between the Company and Synopsys (collectively, the "Ancillary Agreements"), in accordance with their respective terms for any reason (except, at Synopsys' option, for a termination by Synopsys due to an uncured breach by the Company of one of the Company's material obligations under either of such agreements), (iv) at the option of the Company, upon any failure by Synopsys to perform its Golden Flow Obligations, as such term is defined in the Ancillary Agreements, under either of the Ancillary Agreements permitting the Company to terminate either of the Ancillary Agreements in accordance with its respective terms, (v) at Synopsys' option, upon any failure by the Company to perform its Golden Flow Obligations under either of the Ancillary Agreements permitting Synopsys to terminate either of the Ancillary Agreements in accordance with its respective terms, or (vi) immediately prior to the closing of any Acquisition.

                                    SECTION 9

                                  Miscellaneous

         9.1 Amendment and Waiver. Any term of this agreement may be amended and the observance of any such term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and Holders holding at least a majority of the outstanding Registrable Securities.

         9.2 Governing Law. This agreement shall be governed in all respects by the laws of the State of California, as such laws are applied to agreements among California residents entered into and to be performed entirely within California.

         9.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

         9.4 Entire Agreement. The Transaction Documents (as defined in the Purchase Agreement) and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with respect to the subjects thereof.

         9.5 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile, overnight courier or mailed by certified or registered mail, postage prepaid, return receipt requested, to the facsimile number or address as follows:

             Company:        Cooper & Chyan Technology, Inc.
                             1601 South De Anza Boulevard
                             Cupertino, California 95014
                             Telephone:  (408) 342-5518
                             Facsimile:  (408) 342-5650
                             Attention:  Mr. John R. Harding, President

                             with a copy (which will not constitute notice) to:

                             Fenwick & West
                             Two Palo Alto Square, Suite 800
                             Palo Alto, California 94306
                             Telephone:  (415) 494-0600
                             Facsimile:  (415) 857-0361
                             Attention:  Gordon Davidson, Esq.

             Synopsys:       Synopsys, Inc.
                             700 East Middlefield Road
                             Mountain View, California 94043-4033
                             Telephone: (415) 962-5000
                             Facsimile:  (415) 694-4087
                             Attention: Paul Lippe, Vice President, Legal

                             with a copy (which will not constitute notice) to:

                             Wilson, Sonsini, Goodrich & Rosati
                             650 Page Mill Road
                             Palo Alto, California 94304-1050
                             Telephone:  (415) 493-9300
                             Facsimile:  (415) 493-6811
                             Attention:  Thomas C. DeFilipps, Esq.

             Selling         c/o  Cooper & Chyan Technology, Inc.
             Stockholders:   1601 South De Anza Boulevard
                             Cupertino, California 95014
                             Telephone:  (408) 342-5518
                             Facsimile:  (408) 342-5650

or to such other facsimile number or address provided to the parties to this agreement in accordance with this Section 9.5. Such notices or other communications shall be deemed delivered upon receipt, in the case of overnight delivery or facsimile transmission (as evidenced by the confirmation thereof), or 3 days after deposit in the mails (as determined by reference to the postmark).

         9.6 Assignment. Rights under Section 2 may be assigned only in accordance with the provisions of Section 2.8. Rights of Synopsys under Sections 4, 5, and 7 may not be assigned (whether by operation of law or otherwise) without the prior written consent of the Company; provided, however, that, in the event Synopsys is acquired by consolidation, merger, purchase of assets, or other reorganization in which such third party acquires, in a single transaction or series of related transactions, substantially all of Synopsys' assets or 50% or more of the voting power of Synopsys or 50% or more of the equity ownership of Synopsys, such consent will not be unreasonably withheld. Rights of the Company under Section 3 may not be assigned (whether by operation of law or otherwise) without the prior written consent of Synopsys; provided, however, that, in the event of an Acquisition, such consent will not be unreasonably withheld.

         9.7 Severability. In case any provision of this agreement shall be declared invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         9.8 Counterparts. This agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

         9.9 Delays or Omissions. No delay or omission to exercise any remedy accruing to a party upon any breach or default of another party under this agreement shall impair any such remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on a party's part of any breach or default under this agreement or any waiver on such party's part of any provisions or conditions of this agreement must be in writing and will be effective only to the extent specifically set forth in such writing, and all remedies, either under this agreement, or by law or otherwise afforded to the parties, will be cumulative and not alternative.

         IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

                                             COOPER & CHYAN TECHNOLOGY, INC.


                                             By:  ______________________________
                                                  Name:
                                                  Title:


                                             SYNOPSYS, INC.


                                             By:  ______________________________
                                                  Name:
                                                  Title:


Executed Solely for Purposes
of Sections 7.1, 7.2 and 9:


_______________________________________
John F. Cooper


_______________________________________
David Chyan


_______________________________________
John R. Harding


_______________________________________
William Portelli


_______________________________________
Robert D. Selvi